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Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Exchange Act File Number of Subject Company: 1-13380

OTHER COMMUNICATION MATERIALS

Q&A—Acquisition and Strategic Alternatives Announcement

I.
Questions About the Transaction

1.
Exactly what has Boise announced?

  Boise announced that it has reached a definitive agreement to acquire OfficeMax for approximately $1.154 billion, or $9.00 per fully diluted share. This transaction has been approved by the boards of both companies and is subject to approval by regulatory authorities and shareholders. In addition, Boise announced that it will evaluate strategic alternatives for its paper and building products businesses.

2.
Why did Boise decide to announce this acquisition and its decision to evaluate strategic alternatives for its other businesses at the same time? Why not simply expand its office products business without changing its other business operations?

  The size and impact of this transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for our Boise Paper Solutions and Boise Building Solutions businesses. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

3.
How much is Boise paying for OfficeMax?

  Boise will acquire OfficeMax for approximately $1.154 billion, or $9.00 per fully diluted share. Boise will pay the purchase price in cash and common stock, using 30% cash and 70% common stock. Boise has the option of increasing the cash component to 45% and decreasing the stock component to 55%, at its discretion.

4.
What will affect the amount of cash versus stock in the purchase?

  Boise has an option to use cash in lieu of common stock, at its discretion, and will determine the final mix when the final exchange ratios are set.

5.
How will the acquisition be financed?

  The acquisition will be financed by a combination of debt and Boise common stock.

6.
When is the deal expected to close?

Boise expects to complete the transaction in 4Q 2003.

7.
How likely is it that Boise shareholders will approve a transaction that includes the issuance of equity at $24 per share?

  We believe that Boise shareholders will recognize the compelling long-term benefits of this transaction, and we are confident that they will approve it. Strategically, this transaction creates a much larger, more competitive office products distribution business. Financially, the transaction is expected to add to earnings per share in the first full year of operation, and that contribution will increase in subsequent years.

8.
Is Boise likely to lose its investment-grade credit rating? What would be the impact of that change on the company?

  We expect that the lease commitments that Boise will assume from OfficeMax will be viewed by the rating agencies as debt and will reduce Boise's overall debt coverage ratios. That may lead to a downgrade in Boise's debt ratings. However, as synergies are realized, cash flow coverage should quickly improve. As has been the case for many years, Boise's objective is to be an investment-grade credit.

9.
How long have Boise and OfficeMax been in discussions about this acquisition?

  We've been in discussions for several months.

10.
What role will Goldman, Sachs & Co. play in this process?

Goldman, Sachs & Co. has advised Boise as this transaction has evolved. Boise has also engaged Goldman, Sachs & Co. to assist the company in developing, evaluating, and implementing strategic alternatives for its paper and building products businesses. The alternatives to be considered will range from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. We will take the appropriate steps over the 12 to 18 months following the close of OfficeMax transaction.

II.
Specific Questions About/For Investors and Shareholders

11.
When do the SEC filings become available publicly? Where can I obtain copies?

  All of Boise's filings relative to this transaction will be posted on our company website, www.bc.com, under Investor Relations, SEC Filings, the day they are filed. They will also be posted within 24 hours of filing on the Securities and Exchange Commission (SEC) website at www.sec.gov.

12.
Are both companies' shareholders required to approve the acquisition? By what margin? When will a vote take place?

  The shareholders of both companies will be asked to approve this transaction. A simple majority of votes cast is required. Shareholder meetings concerning the transaction will be held after the SEC declares our filings effective, probably later this fall.

13.
What happens if shareholders fail to approve the transaction?

  The transaction must receive shareholder approval in order to close.

14.
The announcement mentions that the company will review strategic alternatives for its paper and building products businesses. How much time will Boise spend reviewing these strategic alternatives? When will investors know the results of this review?

  We will spend as much time as it takes—probably 12 to18 months following the close of the transaction—to thoroughly examine all options and make the choices that best fit the company's strategic needs. We'll inform our investors of these decisions in due course.

15.
What legal and regulatory approvals are required?

  The U.S. Department of Justice (DOJ) and the Federal Trade Commission (FTC) review mergers and acquisitions to ensure compliance with American antitrust laws. They may also request additional information from the parties to the transaction under the Hart-Scott-Rodino Act in order to evaluate the competitive effects of the transaction under the antitrust laws. In addition, we may be required to obtain approvals from regulatory authorities in Mexico and Canada.

16.
Do you anticipate any problems or delays in obtaining regulatory approval due to antitrust issues?

  No.

III.
Questions About Impact on Boise Office Solutions and the Industry

17.
What does this deal mean to the office products industry?

  The transaction will more than double the size of Boise Office Solutions, allowing us to better serve all customer segments through all office products distribution channels. The combined sales of OfficeMax and Boise Office Solutions in 2002 were $8.3 billion. Staples and Office Depot sales the same year were $11.6 billion and $11.4 billion, respectively.

18.
What does Boise know about the retail business?

  OfficeMax obviously brings a strong position in the retail channel to the combination. In addition, Boise has historic strength and experience in the retail business. Currently, Boise's office products business has over 100 retail stores in Hawaii, Canada, Australia, and New Zealand. Our success in office products distribution has required a deep understanding of the products, trends, and needs of the retail office products industry and its customers as well as small business and contract customers. This understanding, Boise's reputation for unparalleled customer service, and our use of leading-edge technology bring tremendous strengths to this new relationship.

19.
How will this acquisition contribute to increased efficiencies and profitability at Boise?

  Boise expects the transaction to contribute 15 cents to 30 cents to earnings per share in 2004, before integration costs, and that the contribution will increase in subsequent years. Including integration costs, the impact of the transaction on earnings should be neutral in 2004.

  This acquisition will combine Boise Office Solutions' exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. This, in turn, will significantly strengthen our competitive position.

  While the process of identifying and realizing efficiencies will continue for some time, we anticipate that synergy benefits will reach $160 million when fully implemented. These will come from purchasing leverage due to increased scale, logistics, marketing, paper sales, and administration.

20.
What synergies does Boise expect to achieve as a result of this acquisition? What is the type and dollar value of these expected savings, and how long will it take to realize them?

  While the process of identifying and realizing efficiencies will continue for some time after the transaction closes, expected synergies will come from purchasing leverage due to increased scale, logistics, marketing, paper sales, and administration. We anticipate that synergy benefits will reach $160 million when fully implemented.

  However, it's important to remember that this combination also creates a platform for growth, particularly in the small business segment, and is not focused on cost savings alone. We are joining forces with OfficeMax to seize a unique growth opportunity for our distribution business and strengthen our competitive position.

21.
What strengths and attributes of OfficeMax is Boise hoping to leverage? Why OfficeMax and not a different company?

  We believe OfficeMax is the right partner. Boise chose OfficeMax because of its core competencies and synergies with Boise's own operations. This acquisition will combine Boise Office Solutions' exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. OfficeMax's nearly 1,000 superstores, along with its direct mail and consumer E-commerce capabilities, will help the combined entities form a powerful industry presence with a true competitive advantage.

22.
Will the division continue to be called Boise Office Solutions? Will OfficeMax's corporate identity be retained, or will it be completely converted to the BOS corporate identity?

  We have not yet determined what the name or brand positioning of the newly expanded business will be. We expect to announce more details about these plans after closing. In the meantime, Boise's office products distribution business will continue to do business as Boise Office Solutions.

23.
In what new regions or countries will Boise operate as a result of this acquisition?

  OfficeMax operates retail stores in Puerto Rico and the U.S. Virgin Islands. Boise does not currently have operations in these regions. Boise operates two locations in Mexico, where OfficeMax operates 30 stores through a majority-owned subsidiary. In addition, OfficeMax has recently launched an E-commerce site in Canada, where Boise has a strong position through its subsidiary, Grand & Toy.

24.
Will the names or identities of BOS's other subsidiaries—Grand and Toy, Boise Workspace, Reliable—change as a result of this acquisition?

  We have not yet determined whether or how the names and brand identities of our subsidiaries will be managed following completion of the acquisition. We expect to announce more details about these plans after closing.

25.
Who will manage the combined Boise Office Solutions/OfficeMax business? Will OfficeMax's current executives and managers stay on after the acquisition?

  We have not yet determined the long-term management structure of our office products distribution business following the addition of OfficeMax. We will make announcements about the business's management after closing. Until then, the Boise Office Solutions and OfficeMax management structures will remain the same. We are impressed with the management strengths of OfficeMax and believe our business will benefit from combining two strong management teams.

26.
Will the two companies' E-commerce sites be integrated?

  We haven't made a decision about that yet.

27.
Will Boise Office Solutions and OfficeMax consolidate their headquarters? Where will the new entity be located?

  We have not yet determined the locations in which the business will be headquartered or will operate following the addition of OfficeMax. We expect to make these announcements after closing. Until then, Boise Office Solutions locations will remain unchanged.

28.
How does Boise plan to manage OfficeMax's operations, including its retail stores?

  We have not yet made final decisions about the management of OfficeMax operations. We expect to make announcements about the business's management after the transaction closes. Until then, the stores will continue to be managed by OfficeMax.

29.
Boise recently launched a new corporate brand. Will the new organization continue to reflect the Boise brand? Will OfficeMax's brand(s) be retained?

  OfficeMax obviously has a strong and valuable retail brand. However, we have not yet determined how the brands of both organizations will be managed following completion of the acquisition. We expect to announce more details about these plans after closing.

IV.
Associate Questions—Boise Office Solutions (may also be applicable to other employees)

30.
Until the newly expanded business's management is announced, who will manage existing groups and departments? Where do associates go for management assistance?

  Unless specifically advised otherwise, associates should continue to fulfill their current job responsibilities and go to their current supervisors for help and information.

31.
Will pay and benefits structures be rationalized? When will associates know what's changing?

  We will review the respective benefit and salary structures of the two organizations over the next few months. We will communicate with associates fully and promptly when any decisions are made.

32.
Does Boise Office Solutions plan to cut positions as a result of this acquisition? If so, how many and by when?

  We have not yet determined how specific positions within Boise Office Solutions or OfficeMax will be affected by this combination. Over the next several months, we will assess the new organization's existing resources and determine the structure necessary to best accomplish our goals. We expect to announce many of these organizational decisions after closing. We realize that this creates a great deal of uncertainty for our associates, and we will communicate with them as fully and promptly as possible about our future organizational structure.

33.
How can BOS associates or other Boise employees find out about or apply for new opportunities in this newly expanded division?

  Before new job opportunities can be identified and posted, we must assess the existing structure and determine what new structure is needed to accomplish our objectives. We anticipate this will take at least several months.

34.
What can associates do to help ensure the success of this acquisition?

  Continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and try to avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

V.
Other Employee Questions—Boise Paper Solutions, Boise Building Solutions

35.
Does Boise plan to cut positions in its other businesses? If so, how many and by when?

  We have not yet determined how specific positions within Boise Paper Solutions and Boise Building Solutions will be affected, if at all, by this combination. Over the next several months, we will assess the organization's existing resources and determine the structure necessary to best accomplish our goals. We expect to announce any organizational decisions after closing, and we will communicate with our employees as fully and promptly as possible about our future organizational structure.

36.
Will pay and benefits structures be rationalized? When will employees know what's changing?

  We will review the respective benefit and salary structures of all the businesses over the next few months. We will communicate with employees fully and promptly when any decisions are made.

VI.
Questions About Boise's Corporate Structure and Strategic Alternatives

37.
The announcement mentions that the company will evaluate "strategic alternatives" for its other businesses. Is my site/business/facility on the block?

  Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as decisions are made.

  In the meantime, we ask that you continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and try to avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

38.
What do you mean by strategic alternatives? What are some of the alternatives being considered?

  The strategic alternatives that may be considered range from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

39.
When will we know what these strategic alternatives are? How long will we have uncertainty about the future of our site or business?

  Legal and regulatory requirements limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as these decisions are made.

40.
Why did Boise decide to seek strategic alternatives for its other businesses at the same time it announced this office products acquisition? Can't the company continue to operate its paper and building products businesses while expanding its office products business?

  Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

41.
Are any related transactions underway now?

  Legal and regulatory requirements limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

42.
What will the company look like after this transaction is complete and the strategic alternatives are identified and implemented? How will this structure result in greater shareholder value than the old structure?

  Boise's office products business will be greatly enhanced by combining our strengths in the contract customer segment with OfficeMax's proven retail expertise. The transaction will more than double the size of Boise Office Solutions. We will be better able to serve all customer segments across all distribution channels. In addition, we will take advantage of business synergies to improve our competitive position.

  Overall, Boise's annual sales would grow from $7.4 billion in 2002 to more than $12 billion following the transaction. More than 80% of these sales would come from office products and building materials distribution, versus about 66% in 2002.

  We will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. These decisions, which have not yet been reached, will also help determine the company's future organization and structure.

43.
How long will it take to integrate the businesses?

  Full integration of both entities' operations will take 12 to 18 months. The integration process cannot begin until regulatory and legal approvals have been gained, and the transaction has closed. However, we expect to see some beneficial results from the integration within the first few months of joint operation following closing.

44.
Has the company already appointed a transition team to manage the integration effort? Who serves on the team?

  To the extent permitted by regulatory authorities and good business practice, we expect to form several transition teams comprised of employees from both organizations. These teams will work to identify and plan for integrative opportunities to be executed after the transaction closes.

45.
Describe the transition plan and organizational structure for the company after the merger.

  Legal and regulatory requirements limit our ability to develop detailed transition plans and a post-transaction organizational structure. We will work to make the transition as smooth as possible, and we expect to make additional announcements about organizational structure after the closing.

46.
Is BOS now the primary BCC company, with the Boise, Idaho, location being a branch operation?

  No. Boise Cascade Corporation continues to be headquartered in Boise, Idaho, along with two of its business divisions—Boise Building Solutions and Boise Paper Solutions. The company's office products business—Boise Office Solutions—is currently headquartered in Itasca, Illinois.

47.
Will the BCC headquarters be moved from Boise to Itasca? When might this happen?

  No. Boise Cascade Corporation continues to be headquartered in Boise, Idaho, along with two of its business divisions—Boise Building Solutions and Boise Paper Solutions. The company's office products business—Boise Office Solutions—is headquartered in Itasca, Illinois. No decisions have been made about the long-term location of the Boise Office Solutions headquarters following the acquisition of OfficeMax. We expect to make additional announcements about organizational structure and locations after closing.

48.
As part of its strategic review, how likely is it that Boise will shut down commodity manufacturing capacity, either in paper or in building products?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what these options might be.

49.
What led the company to finally consider breaking up its operations?

  We have not decided to break up our operations. However, given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

50.
Will Boise sell businesses, pieces of businesses, locations? For example, would the company sell just one of its building materials distribution centers?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

51.
Will the company consider a spinoff to shareholders of one or more of its businesses?

  We will examine a number of strategic options for our businesses. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

52.
Will Boise sell its timberlands, all or in part?

  We will examine a number of strategic options over the next several months. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

53.
If the company puts assets up for sale, what happens if willing buyers don't step forward, as occurred with Boise's DeRidder, Louisiana, operation a few years ago? Would Boise lower the asking price of its assets or consider other alternatives?

  Due to legal and regulatory requirements, we cannot comment on our long-term plans for our operations.

54.
Does Boise intend to stay in the paper, building products manufacturing, and building materials distribution businesses?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

55.
Boise management has often touted the advantages of integrating BOS and office papers. Does that mean, therefore, that Boise is likely to keep its uncoated free sheet paper mills?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

56.
Are all of Boise's other businesses, sites, and timberlands being considered for divestiture or some other strategic alternative?

  We will examine a number of strategic options for our businesses, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Due to legal and regulatory requirements, we cannot comment more specifically on what those options might be.

VII.
General Questions

57.
How does this transaction fit into Boise's overall corporate strategy?

  Growing our distribution businesses has been a part of Boise's long-term strategy for many years. This potential acquisition would be a major step in fulfilling that strategy. The company's annual sales would go from $7.4 billion in 2002 to more than $12 billion following the transaction, with more than 80% of those sales coming from Boise's distribution businesses. In addition, OfficeMax would become an additional significant distributor of Boise's office papers.

58.
What kind of reaction have you had from investors/analysts/ employees thus far?

  [Insert answer after announcement.]

59.
After the transaction closes, what will happen to community and philanthropic programs funded by OfficeMax?

  We will examine the community and philanthropic programs OfficeMax has funded. Boise has always had a strong commitment to the communities in which we operate.

VIII.
Questions From Boise Customers/Suppliers

60.
Should I expect any day-to-day changes as a result of this announcement?

  No. You will be able to continue to do business with Boise the way you did prior to this announcement. Your Boise contact will keep you fully informed of any changes that may affect you. Our goal is to provide a seamless transition for our customers.

61.
Whom should I call for assistance and support?

  Continue to contact the Boise sales, customer service, or purchasing representative you have worked with in the past.

62.
Will the company continue to carry the Boise/Highmark/OfficeMax brands?

  We have not yet determined how the various brands of both organizations will be represented following completion of the acquisition. We expect to announce more details about these plans after closing.

63.
Where can I go for additional information?

  The press release announcing the planned acquisition can be found on our website at www.bc.com. We will continue to post all related public information on this site. As always, this site also contains up-to-date information about Boise, our products, and our services. Boise Office Solutions customers can visit the BOS website at www.boiseoffice.com.

IX.
Specific HR Questions (likely asked of BOS by OfficeMax associates)

64.
Will this acquisition affect my pension plan/benefits structure?

  We will review the respective benefit and salary structures of both organizations over the next few months. During that period, employees should refer questions to their respective management. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, we will communicate any changes to all employees fully and promptly as decisions are made.

65.
Can I choose my investments in the new plan before my money is transferred?

  We will review the respective benefit and salary structures of both organizations over the next few months. During that period, employees should refer questions to their respective management. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, we will communicate any changes to all employees fully and promptly as decisions are made.

66.
Am I eligible to participate in the new plan?

  We will review the respective benefit and salary structures of both organizations over the next few months. During that period, employees should refer questions to their respective management. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, we will communicate any changes to all employees fully and promptly as decisions are made.

67.
What is the new matching formula?

  We will review the respective benefit and salary structures of both organizations over the next few months. During that period, employees should refer questions to their respective management. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, we will communicate any changes to all employees fully and promptly as decisions are made.

68.
What is the plan's vesting schedule?

  We will review the respective benefit and salary structures of both organizations over the next few months. During that period, employees should refer questions to their respective management. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, we will communicate any changes to all employees fully and promptly as decisions are made.

69.
Will my old plan be terminated and if so, when?

  We will review the respective benefit and salary structures of both organizations over the next few months. During that period, employees should refer questions to their respective management. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, we will communicate any changes to all employees fully and promptly as decisions are made.

70.
What will happen to any outstanding loans from the old plan?

  We will review the respective benefit and salary structures of both organizations over the next few months. During that period, employees should refer questions to their respective management. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, we will communicate any changes to all employees fully and promptly as decisions are made.

Boise Cascade Corporation
Department (delete this line if not used)
Street Address (no commas)—PO Box (Box #) City, ST Zip
T 000 000 0000 F 000 000 0000
Email Address

Name
Title

[Date]

Dear [BOS Customer]:

        I am pleased to inform you that Boise recently announced that it has reached a definitive agreement to acquire OfficeMax. This transaction has been approved by the boards of directors of both companies and is subject to approval by regulatory authorities and shareholders of both companies.

        This acquisition will leverage Boise's exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. Most importantly, we believe that with this acquisition, we will be better able to serve our customers across all segments and through all distribution channels. This transaction also supports Boise's goal of growing our distribution businesses.

        Our highest priority is to make this process as seamless as possible for you, our valued customer. Your Boise contact person will remain the same, and there will be no changes in our business procedures in the near term; please continue to do business with Boise the way you did prior to this announcement. Your Boise contact will keep you fully informed of any developments that may affect you down the road.

        Enclosed for your information are a recent press release announcing this transaction and background information on both Boise and OfficeMax. If you have any questions, please contact your regular Boise representative or feel free to call me at [number].

        As always, thank you for your continued support. We believe this acquisition will significantly expand our capabilities, breadth, and financial and competitive strength to serve you in the best manner possible.

Sincerely,

[Name of Business Leader]
[Title]

Enclosures

Boise Cascade Corporation
Department (delete this line if not used)
Street Address (no commas)—PO Box (Box #) City, ST Zip
T 000 000 0000 F 000 000 0000
Email Address

Name
Title

[Date]

Dear [BOS Supplier]:

        I am pleased to inform you that Boise recently announced that it has reached a definitive agreement to acquire OfficeMax. This transaction has been approved by the boards of directors of both companies and is subject to approval by regulatory authorities and shareholders of both companies. Boise expects to complete the transaction in fourth quarter 2003.

        This acquisition will combine Boise Office Solutions' exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. We believe that OfficeMax's nearly 1,000 superstores and its direct-mail and consumer E-commerce capabilities will allow Boise to better serve our customers across all segments and through all distribution channels. This transaction also supports Boise's goal of growing our distribution businesses.

        Our relationships with our valued suppliers are critical to our success, and we are committed to making this process as seamless as possible for you. Your Boise contact person will remain the same, and there will be no changes in our business procedures in the near term; please continue to do business with Boise the way you did prior to this announcement. Your Boise contact will keep you fully informed of any developments that may affect you down the road.

        Enclosed for your information are a recent press release announcing this transaction and background information on both Boise and OfficeMax. If you have any questions, please contact your regular Boise representative or feel free to call me at [number].

        As always, thank you for your continued support. We believe this acquisition will enable us to significantly expand our capabilities, breadth, and financial and competitive strengths, providing new opportunities in the months and years ahead.

Sincerely,

[Name of Business Leader]
[Title]

Enclosures

Boise Cascade Corporation
Department (delete this line if not used)
Street Address (no commas) PO Box (Box #) City, ST Zip
T 000 000 0000 F 000 000 0000
Email Address

Name
Title

[Date]

Dear [Boise Paper/Building Products Customer]:

        I am pleased to inform you that Boise recently announced that it has reached a definitive agreement to acquire OfficeMax. This transaction has been approved by the boards of directors of both companies and is subject to approval by regulatory authorities and shareholders of both companies.

        This acquisition will leverage Boise's exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. Most importantly, we believe that with this acquisition, we will be better able to serve our customers across all segments and through all distribution channels. This transaction also supports Boise's goal of growing our distribution businesses.

        We also announced today that we are undertaking a comprehensive review of strategic alternatives for our Boise Paper Solutions and Boise Building Solutions businesses, to begin only on completion of the transaction with OfficeMax. Given the scale of the transaction with OfficeMax, it is only prudent that we undertake such a review.

        To ensure that this review will be comprehensive, we will consider a wide range of alternatives, ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations. I want to assure you that no decisions have been made yet and, in fact, the review has not even begun. We will, of course, communicate with you promptly when any decisions are made. However, you should be aware that legal and regulatory requirements limit our ability to discuss the review process in any detail until after closing of the transaction with OfficeMax.

        Our most important priority is to make this process as seamless as possible for you, our valued customer. Your Boise contact person will remain the same, and there will be no changes in our business procedures in the near term; please continue to do business with Boise the way you did prior to this announcement. Your Boise contact will keep you fully informed of any developments that may affect you down the road.

        Enclosed for your information are a recent press release announcing the transaction and background information on both Boise and OfficeMax. If you have any questions, please contact your usual Boise representative or feel free to call me at [number].

        As always, thank you for your continued support. We believe that this acquisition, along with the strategic review, will enable us to maintain the capabilities, breadth, and financial and competitive strengths to serve you in the best manner possible.

Sincerely,

[Name of Business Leader]
[Title]

Enclosures

Boise Cascade Corporation
Department (delete this line if not used)
Street Address (no commas) PO Box (Box #) City, ST Zip
T 000 000 0000 F 000 000 0000
Email Address

Name
Title

[Date]

Dear [Boise Paper/Building Products Supplier]:

        I am pleased to inform you that Boise recently announced that it has reached a definitive agreement to acquire OfficeMax. This transaction has been approved by the boards of directors of both companies and is subject to approval by regulatory authorities and shareholders of both companies. Boise expects to complete the transaction in fourth quarter 2003.

        This acquisition will combine Boise Office Solutions' exceptional strength in the contract customer segment with OfficeMax's proven retail expertise and strong brand. OfficeMax's nearly 1,000 superstores, along with its direct-mail and consumer E-commerce capabilities, will allow the combined entities to better serve their customers. This transaction also supports Boise's goal of growing our distribution businesses.

        We also announced today that we are undertaking a comprehensive review of strategic alternatives for our Boise Paper Solutions and Boise Building Solutions businesses, to begin only on completion of the transaction with OfficeMax. Given the scale of the transaction with OfficeMax, it is only prudent that we undertake such a review.

        To ensure that this review will be comprehensive, we will consider a wide range of alternatives, ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations. I want to assure you that no decisions have been made yet and, in fact, the review has not even begun. We will, of course, communicate with you promptly when any decisions are made. However, you should be aware that legal and regulatory requirements limit our ability to discuss the review process in any detail until after closing of the transaction with OfficeMax.

        Our relationships with our valued suppliers are critical to our success, and we are committed to making this process as seamless as possible for you. Your Boise contact person will remain the same, and there will be no changes in our business procedures in the near term; please continue to do business with Boise the way you did prior to this announcement. Your Boise contact will keep you fully informed of any developments that may affect you down the road.

        Enclosed for your information are a recent press release announcing the transaction and background information on both Boise and OfficeMax. If you have any questions, please contact your usual Boise representative or feel free to call me at [number].

        As always, thank you for your continued support. We believe that this acquisition, along with the strategic review, will enable us to significantly expand our capabilities, breadth, and financial and competitive strengths, providing new opportunities in the months and years ahead.

Sincerely,

[Name of Business Leader]
[Title]

Enclosures

Boise Cascade Corporation
Department (delete this line if not used)
Street Address (no commas) PO Box (Box #) City, ST Zip
T 000 000 0000 F 000 000 0000
Email Address

Name
Title

[Date]

Dear [Government Representative]:

        I am writing to inform you that we recently announced that Boise and OfficeMax have reached a definitive agreement under which Boise will acquire OfficeMax.

        We believe that combining OfficeMax's proven retail expertise and strong brand with Boise Office Solutions' strength in the contract customer segment will strengthen our business and competitive position and allow us to better serve our office products customers across all distribution channels. This announcement also supports Boise's goal of growing our distribution businesses.

        Over the next several months, we will determine the organizational structure that will be best suited to the combined office products business. We have not yet determined the locations in which the office products business will be headquartered or the locations that will continue to operate following the addition of OfficeMax. We expect to announce those decisions, as well as our other plans for managing the business, after the transaction closes, which we expect will be sometime this fall. In the meantime, Boise will continue to focus on its customers, as it always has.

        In addition, given the scale of this acquisition, it is only prudent that we undertake a review of the strategic direction of Boise as a whole by exploring strategic alternatives for our paper and building products businesses. Once the acquisition is completed, we will conduct a thorough evaluation and consider alternatives ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations. We expect this process to take 12 to 18 months following the closing. I want to emphasize that no decisions have been made, and it would be unproductive to speculate about the results of this review. We will, of course, communicate with you promptly as soon as decisions are made. However, legal and regulatory requirements limit our ability to discuss this process in further detail until after the OfficeMax transaction is completed.

        The strength of the communities in which we work and live has always been key to Boise's success, and our commitment to these communities remains as strong as ever. As we move forward with our plans, we are committed to keeping you informed of developments so you will be aware of how your constituents may be affected. We have enclosed for your information the press release we issued, and I encourage you to visit our web site at www.bc.com for additional information in the weeks ahead.

        If you have any questions, please feel free to call me at [number]. As always, thank you for your continued support.

Sincerely,

[Guy Hurlbutt or local Government Affairs/Management Representative]

Boise Cascade Corporation
1111 West Jefferson Street PO Box 50 Boise, ID 83728
T 208 384 7557 F 208 384 4912

George J. Harad
Chairman and Chief Executive Officer

July 14, 2003

Dear Boise Retiree:

        As you may know, we recently announced that Boise and OfficeMax have reached a definitive agreement under which Boise will acquire OfficeMax.

        We believe that combining OfficeMax's proven retail expertise and strong brand with Boise Office Solutions' strength in the contract customer segment will strengthen our business and competitive position and allow us to better serve our office products customers across all distribution channels. This announcement also supports Boise's goal of growing our distribution businesses.

        Over the next several months, we will determine the organizational structure that will be best suited to the combined office products business. We expect to announce those decisions, as well as our other plans for managing the business, once the transaction closes. We expect this will take place sometime this fall.

        In addition, given the scale of this acquisition, it is only prudent that we undertake a review of the strategic direction of Boise as a whole by exploring strategic alternatives for our paper and building products businesses. Once the acquisition is completed, we will conduct a thorough evaluation and consider alternatives ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations. We expect this process to take 12 to 18 months following the closing.

        I want to note particularly that this transaction will not in any way affect your retirement benefit, and you will continue to receive your monthly retirement payment in the usual manner.

        We have enclosed for your information the press release we issued concerning the announcement, and I encourage you to visit our website at www.bc.com for additional information in the weeks ahead. We are excited about the opportunities this acquisition will offer, and look forward to bringing these two great businesses together.

        As always, thank you for your continued support.

Sincerely,

George J. Harad
Chairman and Chief Executive Officer

Enclosure

Boise Cascade Corporation
1111 West Jefferson Street PO Box 50 Boise, ID 83728
T 208 384 7557 F 208 384 4912

George J. Harad
Chairman and Chief Executive Officer

July 14, 2003

Dear Boise Associate:

        Earlier today, we announced that Boise and OfficeMax have reached a definitive agreement under which Boise will acquire OfficeMax.

        I believe that combining OfficeMax's proven retail expertise and strong brand with Boise Office Solutions' strength in the contract customer segment will strengthen both of our businesses and allow us to better serve our office products customers across all distribution channels.

        Although we are very excited about the opportunities this transaction will create, we have not yet determined the answers to many of the questions you may have, such as where the office products business will be headquartered or which locations will continue to operate following the addition of OfficeMax. We plan to announce those decisions, as well as our other plans for managing the business, after the acquisition closes, which we expect will be sometime this fall. Until then, we are asking Boise Office Solutions associates to continue to focus on serving their customers as they always have.

        Over the next few months, we will be conducting a comprehensive review of our business model to determine how Boise Office Solutions and OfficeMax can best fit together. We understand that this situation may create uncertainty for you and your families, and we are committed to communicating with you promptly and fully once decisions have been made. I can assure you that this acquisition is being made with a full appreciation of the strengths of both Boise Office Solutions and OfficeMax and that any organizational changes will be designed to make these strong businesses even stronger.

        In addition, given the scale of this acquisition, it is only prudent that we undertake a review of the strategic direction of Boise as a whole by exploring strategic alternatives for our paper and building products businesses. Once the acquisition is completed, we will conduct a thorough evaluation and consider alternatives ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations. We expect this process to take 12 to 18 months following the closing. I want to emphasize that no decisions have been made yet, and it would be unproductive to speculate about the results of this review. In fact, legal and regulatory requirements limit our ability to discuss this process in further detail until after the OfficeMax transaction is completed.

        During this time, we ask that you continue to work safely, focus on quality, and serve our customers. If you have any questions, please contact your supervisor or submit your questions to the Boise Associate Q&A Drop Box on the IntraOffice intranet. We will also be holding periodic associate meetings where you will be able to ask questions, and I encourage you to participate in those sessions.

        We will keep you informed of developments as we move forward. As always, thank you for your continued support.

Sincerely,

George J. Harad
Chairman and Chief Executive Officer

Boise Cascade Corporation
1111 West Jefferson Street PO Box 50 Boise, ID 83728
T 208 384 7557 F 208 384 4912

George J. Harad
Chairman and Chief Executive Officer

July 14, 2003

Dear Boise Employee:

        Earlier today, we announced that Boise and OfficeMax have reached a definitive agreement under which Boise will acquire OfficeMax.

        This step supports Boise's long-stated goal of growing our distribution businesses. We believe that combining OfficeMax's proven retail expertise and strong brand with Boise Office Solutions' strength in the contract customer segment will strengthen both our business and competitive position and allow us to better serve our office products customers across all distribution channels.

        Over the next several months, we will review the existing resources of Boise Office Solutions and OfficeMax and determine the structure we need to best accomplish our goals as a combined business. We expect to announce organizational decisions after the acquisition closes, probably in the fall.

        In addition, given the scale of this acquisition, it is only prudent that we undertake a review of the strategic direction of Boise as a whole by exploring strategic alternatives for our paper and building products businesses. Once the acquisition is completed, we will conduct a thorough evaluation and consider alternatives ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations. We expect this process to take 12 to 18 months following the closing. I want to emphasize that no decisions have been made yet, and it would be unproductive to speculate about the results. In fact, legal and regulatory requirements limit our ability to discuss this process in further detail until after the OfficeMax transaction is completed.

        We understand that these circumstances create uncertainty for you and your families, and I want you to know that we are committed to communicating with you fully and promptly as decisions are made. All of our businesses are solid performers, and while the coming year may bring organizational change, any changes will be driven by the desire to bring our businesses to an even higher level of performance.

        In the meantime, we ask that you continue to work safely, focus on quality, and serve our customers. We can best contribute to our success within each of our jobs and as a company by striving to deliver the strongest possible results.

        If you have any questions, please raise them with your supervisor or submit them to the Boise Employee Q&A Drop Box on BoiseNet, and we will see to it that they are answered promptly. We will also be holding periodic employee meetings where you will be able to ask questions, and I encourage you to participate in those sessions.

        We will keep you informed of developments as we move forward. As always, thank you for your continued support.

Sincerely,

George J. Harad
Chairman and Chief Executive Officer

MEDIA TALKING POINTS

  •
  As you know, we have announced that Boise has entered into a definitive agreement to acquire OfficeMax in a cash and stock transaction valued at $9.00 per share, or a total of $1.154 billion. We expect to complete the transaction in 4Q 2003.

  •
  We also announced that given the size and impact of the OfficeMax acquisition, we plan to conduct a review of the strategic direction of Boise as a whole. I'll say a little more about that in a minute, but first I'd like to talk a bit about the acquisition itself.

  •
  OfficeMax serves its customers through nearly 1,000 superstores, E-commerce websites, and direct-mail catalogs. The company employs 30,600 in operations in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Mexico. OfficeMax had sales of $4.8 billion in its fiscal year 2002.

  •
  We believe that combining OfficeMax's proven retail expertise and powerful brand with Boise Office Solutions' strength in the contract customer segment will strengthen our office products business and competitive position.

  •
  This combination will make us better able to deliver value to office products customers through all distribution channels and across all segments of the market.

  •
  It represents a major step forward in executing our long-stated strategy to grow our distribution businesses. In short, it is the right transaction at the right time with the right partner.

  •
  Because we will likely close this transaction late in the year and incur integration costs immediately, we expect the transaction to have a negative impact on earnings in 2003.

  •
  However, we expect it to contribute 15 cents to 30 cents to Boise's earnings per share in 2004, before integration costs.

  •
  We expect synergies of $160 million when fully implemented as a result of increased leverage in purchasing due to scale efficiencies in logistics, marketing, paper sale, and administration.

  •
  Over the next several months, we will determine the organizational structure best suited to the combined office products business, as well as the locations of its headquarters and operations.

  •
  We expect to announce those decisions, as well as our other plans for managing the business, once the transaction closes. Until then, Boise Office Solutions and OfficeMax locations will remain unchanged.

  •
  Turning to the other aspect of today's announcement, we now have the opportunity to explore ways of enhancing shareholder value by actively evaluating strategic alternatives for our paper and building products businesses.

  •
  Once the acquisition is completed, we will conduct a thorough evaluation and consider alternatives ranging from no change in our business mix to potential restructurings, divestitures, spinoffs, and/or other business combinations.

  •
  We expect this process to take 12 to 18 months following closing. I want to emphasize that no decisions have been made, and it would be unproductive to speculate about the results of this review. In fact, legal and regulatory requirements limit our ability to discuss this process in further detail until after the OfficeMax transaction is completed.

  •
  Any questions?

Additional Information About This Transaction

Boise and OfficeMax will file a joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. Boise and OfficeMax will mail the joint proxy statement/prospectus to their respective security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus. You can find information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

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